Mail Stop 6010

May 9, 2007

OneLife Health Products, Inc.
Nevada Agency and Trust
50 West Liberty Street, Suite 880
Reno, NV 89501

Re: **OneLife Health Products Inc.**
       Form SB-2 Amendment No. 3
       Filed on May 2, 2007
       File No. 333-140447

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   Please file as Exhibit 15 a letter from your independent accountants which acknowledges awareness of the use in the registration statement of their review report on your interim financial statements.

Plan of Operation, page 30

2.   Cumulative net sales through February 28, 2007 amounted to $167. Please revise your disclosure throughout the filing to specify the date that "revenues to date are less than $700."

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3.   Please have Moore & Associates, Chartered revise their review report on the interim financial statements as follows:

  a. Expand the first paragraph to state that they have reviewed the comparative interim financial statements and cumulative amounts since inception.
  b. Revise the second paragraph to refer to the standards of the Public Company Accounting Oversight Board and not "generally accepted auditing standards".
  c. Expand the third paragraph to include an identification of the country of origin of those accounting principles (for example, accounting principles generally accepted in the United States of America or U.S. generally accepted accounting principles).
  d. Please refer to the fourth paragraph. It appears that Moore & Associates, Chartered believes a paragraph is necessary to emphasize the uncertainty regarding your ability to continue as a going concern. Please revise to include language consistent with a going concern paragraph.

Notes to Financial Statements, page F-6

4.   Please include a statement disclosing that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented as required by Rule 310(b) of Regulation S-B. Please refer to the Instructions to Item 310(b).

Exhibit 5.1

5.   Your legal opinion states that the shares of common stock to be offered pursuant to the Registration Statement, will be validly issued, fully paid and non-assessable, when issued. As these shares have already been issued, the opinion should state that the shares were validly issued, are fully paid and non-assessable. Please file a new opinion.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Suzanne Hayes, Legal Branch Chief at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William O'Neal
The O'Neal Law Firm, P.C.
17100 East Shea Boulevard
Suite 400-D
Fountain Hills, Arizona 85268